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                                                                     Exhibit 2.8
                                                                    Schedule 4.6

                          EMPLOYEE AND LABOR RELATIONS

A meeting between an arbitrator, the Company and several pump room operators who were laid off effective January 15, 2001 was scheduled for May 31, 2001. After a number of delays, both parties met with the arbitrator on March 18, 2002 to establish the subject and ground rules of an arbitration yet to be scheduled. Both sides are preparing and submitting briefs to the Arbitrator by May 3, 2002. Issue at hand: The November 2001 grievance pertains to bargaining unit work being performed by non bargaining unit employees, not the elimination and lay off of the pump room operator positions. The time period has passed for the grievance to be written on the lay off of the four pump room operators.

There has been no union organizing attempts in non union facilities since June 1998 when the IBEW Local #1499 attempted to organize the New Bedford workforce. The unionizing attempts were solidly defeated and no other attempts to organize the workforce has been made.

Former Union: IUOF#877. Represented the boiler room operators for the old building. When the company moved to 167 John Vertente Blvd. the boiler room positions were no longer needed. The remaining two workers received severance packages effective February 16, 2001.